ONEIDA

July 17, 2006

Mr. Brian V. McAllister

Staff Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Oneida Ltd.
Form 10-K for the Fiscal Year Ended January 29, 2005
Filed April 28, 2005
File No. 1-5452

Dear Mr. McAllister:

I have received your review letter dated April 26, 2006 regarding the above referenced filing. Attached is the additional information or clarifications of our disclosures as requested in your letter.

After reviewing this information, if you have additional questions or comments about this response or require any additional information please call me at (315) 361-3411.

Oneida Ltd. acknowledges that the adequacy and accuracy of the disclosures in the filing is the responsibility of the registrant. The registrant acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ JOHN J. ROSS

John J. Ross

Corporate Controller and Chief Accounting Officer

cc:	Andrew Church, Senior Vice President and Chief Financial Officer
Catherine Suttmeier, Vice President and General Counsel

Company Response:

The purpose of this revised response is to: (a) clarify any confusion which may have been caused by the Company’s initial response dated April 13, 2006 due to the difference between the Company’s fiscal year-end (last Saturday of January) and calendar year-end; (b) elaborate on the Company’s previously stated position that the allocation of common costs of selling, distribution, administration, (as well as interest, deferred financing and impairment charges) (“Common Costs”) is impracticable; and (c) reiterate the Company’s previously stated position that, notwithstanding the impracticality of allocating the Common Costs, the Company believes its segment disclosures are prepared in a manner consistent with the requirements of SFAS 131.

In our initial response, when the company cited the year 2005 it was referring to the 2005 calendar year, which essentially is the 2006 fiscal year beginning January 30, 2005 and ending January 28, 2006. Hence, we did not intend to imply that the Company could allocate the costs of its common manufacturing facilities prior to the fiscal year ended January 2006 (the year in which the Company sold its last remaining common manufacturing facility). Our revised response has been amended to clarify this. We have also added additional commentary on the impractability of allocating various Common Costs to the segments. Finally, we have added disclosure of Net Sales and Identifiable Assets by geographic location; due to the change in the composition of the segments in fiscal 2006 whereby the financial results of the Company’s Canadian subsidiary are henceforth allocated to the Foodservice and Consumer segments. The Company now manages its domestic operations on a combined North American basis. These changes from our first response are italized and underlined for ease of review.

Company Original Response as Amended:

The Company operates in a single business - tableware products. The Company’s operations are organized by the three principal segments for its products: Consumer, Foodservice and International. Unallocated selling, distribution and administrative costs are incurred for various activities including marketing, advertising, design, product development, sourcing, procurement, transportation, storage, distribution and other activities shared on a common basis across all business segments. Additionally, to various degrees accounting, data processing, credit and collection, and payroll activities are also performed on shared basis across each of the business segments.

Furthermore, prior to the fiscal year ended January 2006, products for each of the businesses were produced in Company-owned common manufacturing facilities, and hence unallocated manufacturing costs were excluded from reported segment profit or loss.

Our internal financial reports utilized by the chief operating decision maker are prepared for each of the three business segments and report net sales and segment contribution before unallocated costs. Segment contribution is defined as revenues less costs that are directly identified with the product, customer account, and customer order or business segment activity. Costs that can not be directly identified using these criteria are classified as unallocated in our internal financial reports. Hence, the internal reports utilized by the CODM do not reflect allocation of common selling, distribution and administrative costs. Our current business practices, organizational structure, and the efficiencies and synergistic benefits derived from combined support activities serving multiple business units makes it impractical to specifically allocate the aforementioned common selling, distribution and administrative costs to the respective segments and, as such, these selling, distribution and administration costs are classified as unallocated in the segment footnote.

However, with the company’s transition to a 100% outsourced manufacturing model during the fiscal year ended January 2006 (coinciding with the closure of all Company-owned manufacturing facilities), we can more readily identify the unallocated manufacturing costs (attributed to the Company’s third party contract manufacturers) to the reported segments prospectively and plan to do so in future filings.

The restructuring and asset impairment charges primarily relate to the aforementioned closure of all the Company’s owned common manufacturing facilities and the closure of the common warehouse/distribution facilities. Our current business practices and organizational structure makes it impractical to specifically allocate these costs by segment.

Our segment disclosures are prepared on the same basis as the internal reports utilized by the CODM in assessing segment performance and allocating resources. This is consistent with the requirements in paragraph 30 of SFAS 131 which states “If the chief operating decision maker uses only one measure of a segment’s profit and loss and only one measure of a segment’s assets in assessing segment performance and deciding how to allocate resources, segment profit or loss and assets shall be reported at those measures.”

EXAMPLE OF FUTURE DISCLOSURE:

OPERATIONS BY SEGMENT

The Company operates in a single business - tableware products. The Company’s operations are organized by the three principal segments for its products: Consumer, Foodservice and International. Unallocated selling, distribution and administrative costs are incurred for various activities including marketing, advertising, design, product development, sourcing, procurement, transportation, storage, distribution and other activities shared on a common basis across all business segments. Additionally, to various degrees accounting, data processing, credit and collection, and payroll activities are also performed on shared basis across each of the businesses.

Internal financial reports are prepared for each of the three business segments and report net sales and segment contribution before unallocated costs. Segment contribution is defined as revenues less costs that are directly identified with the product, customer account, and customer order or business segment activity. Costs that can not be directly identified using these criteria are classified as unallocated. Prior to the fiscal year ended January 2006, products for each of the businesses were produced in common manufacturing facilities, and hence unallocated manufacturing costs were excluded from reported segment contribution.

Beginning in fiscal 2006, the Company began evaluating its domestic Foodservice and Consumer segments, including the financial results of its Canadian subsidiary. The Company decided to view its domestic operations on a North American basis, due to similar sales and distribution channels in the region, thereby including the financial results of the Canadian operation in both the Foodservice and Consumer segments. The prior years segment disclosures have been restated to reflect this change. The change in segment reporting has no effect on reported earnings.

The Company’s consumer segment sells directly to a broad base of retail outlets including department stores, mass merchandisers, Oneida Retail outlet stores and chain stores. The Company’s foodservice segment sells directly or through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, cruise lines, schools and healthcare facilities. The Company’s international segment sells to a variety of distributors, foodservice operations and retail outlets.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its segments based on revenue, and reports segment contributions before unallocated manufacturing costs, unallocated selling, distribution and administrative costs, restructuring and unusual charges, interest, miscellaneous income/expenses, corporate expenses and income taxes. Had additional unallocated manufacturing costs of $34,876 and $56,022 been allocated to the segments in each of the two fiscal years ended January 2005 and 2004, respectively, segment direct profits would have been lower than the amounts reported. The Company does not derive more than 10% of its total revenues from any individual customer, government agency or export sales.

Segment information for the three fiscal years ended January 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Revenues
Net Sales to external customers:
Foodservice	$163,082	$193,602	$203,056
Consumer	125,530	154,985	184,079
International	59,218	66,449	65,840
Total segment net sales	347,830	415,036	452,975
Reconciling items:
License fees	2,989	2,429	1,466
Total revenues	$350,819	$417,465	$454,441

(Loss) income before income taxes
Segment contributions before unallocated costs
Foodservice	39,188	40,035	59,932
Consumer	18,616	4,700	25,981
International	(701)	(5,209)	14,424
Total segment contributions	57,103	39,526	100,337
Unallocated manufacturing costs	-	34,876	56,022
Unallocated selling, distribution and administrative costs	32,224	37,393	75,025
Restructuring charges	5,478	(323)	9,001
Impairment charges	6,591	57,150	19,904
(Gain) loss on sales of assets	(333)	(4,573)	(2,737)
Other income	(2,650)	(66,550)	(2,654)
Other (expense)	2,376	7,190	3,051
Interest expense and deferred financing costs	33,035	22,637	16,673
(Loss) income before income taxes	$(20,618)	$(48,274)	$(73,948)

	2006	2005
Total assets:
Foodservice	$152,854	$162,853
Consumer	85,367	95,749
International	42,853	56,928
Shared Assets (a)	19,097	13,282
Total	$300,171	$328,812

Goodwill:
Foodservice	$ 79,506	$ 79,506
Consumer	30,354	30,354
International	6,226	11,243
Total	$116,086	$121,103

(a)

Shared Assets represent assets that provide economic benefit to all of the Company’s Operating segments. Shared assets are not allocated to operating segments for internal reporting or decision making purposes.

The following is a summary of Net Sales and Identifiable Assets based on the geographic locations of our domestic and foreign sales offices:

	2006	2005	2004
Net Sales:
North America.	$289,070	$338,472	$378,815
Europe	37,370	51,166	50,466
Other	21,390	25,398	30,694
Total	$347,830	$415,036	$452,975

Identifiable Assets:
North America	$259,016	$273,513
Europe	23,480	32,745
Other	17,675	22,554
Total	$300,171	$328,812